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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

  In 2Q16, Embraer delivered 26 commercial and 26 executive (23 light and 3 large) jets;
  The Company’s firm order backlog ended the quarter at US$ 21.9 billion, compared to US$ 22.9 billion at the end of 2Q15 and $21.9 billion in backlog at the end of 1Q16;
  Revenues in 2Q16 were US$ 1,366.4 million, representing a decline of 9.7% from the same period last year, principally due to lower deliveries in the Executive Jets segment;
  Consolidated gross margin in 2Q16 reached 20.8%, up from the 18.9% registered in 2Q15;
  In 2Q16, the Company booked a US$ 200 million loss contingency in Other operating income (expense), net related to the allegations of non-compliance with the U.S. Foreign Corrupt Practices Act (FCPA);
  Adjusted EBIT and Adjusted EBIT margin in 2Q16, excluding the impact of the loss contingency, was US$ 72.6 million and 5.3%, respectively. Adjusted EBITDA and Adjusted EBITDA margin in the quarter, excluding this impact, was US$ 152.3 million and 11.1%, respectively;
  2Q16 Net income (loss) attributable to Embraer Shareholders and Earnings per basic ADS totaled US$ (99.4) million and US$ (0.5448), respectively;
  2Q16 Adjusted Net Income, which excludes non-cash deferred income taxes and social contribution largely related to foreign exchange variation on non-monetary assets, as well as the aforementioned loss contingency, was US$ 44.1 million. Adjusted earnings per basic ADS totaled US$ 0.2417 in 2Q16;
  Embraer is revising its 2016 guidance to incorporate lower estimates for the Executive Jets segment. Please see pages 2 and 3 of this release for additional details.

Main financial indicators

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(1)
	1Q16	2Q15	2Q16	YTD16
Revenue	1,309.0	1,513.2	1,366.4	2,675.4
EBIT	85.7	102.2	(127.4)	(41.7)
EBIT Margin %	6.5%	6.8%	-9.3%	-1.6%
Adjusted EBIT	85.7	102.2	72.6	158.3
Adjusted EBIT Margin	6.5%	6.8%	5.3%	5.9%
EBITDA	167.6	177.6	(47.7)	119.9
EBITDA Margin %	12.8%	11.7%	-3.5%	4.5%
Adjusted EBTIDA	167.6	177.6	152.3	319.9
Adjusted EBTIDA Margin	12.8%	11.7%	11.1%	12.0%
Adjusted Net Income (loss) ¹	(1.7)	122.5	44.1	42.4
Net income (loss) attributable to Embraer Shareholders	103.9	129.3	(99.4)	4.5
Earnings (loss) per share - ADS basic (US$)	0.5690	0.7096	(0.5448)	0.0247
Net Cash (Debt)	(219.9)	(464.5)	(613.3)	(613.3)
(1) Derived from unaudited financial information.

1 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period and excluding the impact of a US$200 million loss contingency. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important  to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ (105.6) million in 1Q16, US$ (6.8) million in 2Q15, and US$ (56.5) million in 2Q16.

1

São José dos Campos, Brazil, July 29, 2016 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2015 (2Q15), March 31, 2016 (1Q16) and June 30, 2016 (2Q16), are derived from the unaudited financial statements, except where otherwise stated.

REVISION TO 2016 GUIDANCE

Business conditions in the executive jets industry have proven to be more difficult than expected thus far in 2016, with continued pressure on new jet sales from high levels of used jet inventories and a highly competitive environment. In response, the Company has adopted a more cautious approach to 2016 executive jet delivery targets, now expecting 70 – 80 light jets and 35 – 45 large jets (from 75 – 85 and 40 – 50 previously).

As a result of lower executive jet deliveries, the Company now expects revenues in the Executive Jets segment to end 2016 within US$ 1.60 – US$ 1.75 billion (from US$ 1.75 – US$ 1.90 billion previously). With this impact combined with a US$ 50 million revenue reduction in the Other businesses segment as a result of a challenging business environment in Brazil, consolidated revenues for the year are now expected to stay within the range of US$ 5.8 – US$ 6.2 billion, a reduction from the previous range of US$ 6.0 – US$ 6.4 billion. With respect to the Commercial Aviation and Defense & Security segments, Embraer’s revenue and delivery outlooks remain unchanged.

2016 - DELIVERIES OUTLOOK
	PREVIOUS			CURRENT
Commercial Aviation	105	-	110	105	-	110
Executive Jets - Light jets	75	-	85	70	-	80
Executive Jets - Large jets	40	-	50	35	-	45

2016 - NET REVENUES OUTLOOK (US$ BILLION)
	PREVIOUS			CURRENT
Commercial Aviation	$3.45	-	$3.65	$3.45	-	$3.65
Executive Jets	$1.75	-	$1.90	$1.60	-	$1.75
Defense & Security	$0.70	-	$0.75	$0.70	-	$0.75
Others	$0.10	-	$0.10	$0.05	-	$0.05
EMBRAER	$6.00	-	$6.40	$5.80	-	$6.20

Given lower fixed cost dilution in the Executive Jet segment, Embraer’s guidance for consolidated Adjusted EBIT and Adjusted EBIT margin (excluding the impact of the US$200 million loss contingency) are now US$ 405-500 million (from US$ 480-545 million) and 7.0-8.0% (from 8.0-8.5%), respectively. Guidance for Adjusted EBITDA and Adjusted EBITDA margin for 2016 are also reduced to US$ 735-840 million (from US$ 800-870 million) and 12.7-13.5% (from 13.3-13.7%), respectively.

2016 - ADJUSTED EBIT & EBITDA OUTLOOK (US$ MILLION)
	PREVIOUS			CURRENT
EBIT	$480	-	$545	$405	-	$500
EBIT Margin	8.0%	-	8.5%	7.0%	-	8.0%
EBITDA	$800	-	$870	$735	-	$840
EBITDA Margin	13.3%	-	13.7%	12.7%	-	13.5%

2

In addition, as a consequence of the lower expected deliveries of Executive Jets in 2016 and current production schedules for the remainder of the year, the Company expects to carry additional finished goods inventory into 2017, thus driving a reduction of Free Cash Flow generation this year. Revised Guidance for 2016 Free Cash Flow is now for usage of no more than US$ 400 million, compared to previous Guidance of Free Cash Flow usage of no more than US$ 100 million. This revised Free Cash Flow outlook does not include any potential cash payments related to the loss contingency.

2016 - FREE CASH FLOW OUTLOOK
	PREVIOUS	CURRENT
Free Cash Flow	> (US$ 100) million	> (US$ 400) million

It is important to note that Embraer will work to recover profitability in its Executive Jets segment in future quarters, adjusting costs and production to current demand levels. The Company’s 2016 Guidance for total investments remains unchanged: Research expenses of US$ 50 million, Development of US$ 325 million, and CAPEX of US$ 275 million.

REVENUES and gross margin

In 2Q16, Embraer delivered a total of 26 commercial and 26 executive aircraft (23 light jets and 3 large jets), compared to a total of 27 commercial and 33 executive aircraft (26 light jets and 7 large jets) in 2Q15. In the first half of 2016, the Company delivered 47 commercial jets and 49 executive jets (35 light and 14 large), versus total first half 2015 deliveries of 47 commercial and 45 executive jets (36 light and 9 large). Revenues in 2Q16 totaled US$ 1,366.4 million compared to US$ 1,513.2 million in 2Q15, representing a decline of 9.7% in consolidated revenues. Revenues declined across all of Embraer’s segments, reflecting reductions in deliveries in the Commercial Aviation and Executive Jets segments, and a 3.2% decline in Defense & Security revenues. Accumulated consolidated revenues in the first half of 2016 totaled US$ 2,675.4 million versus US$ 2,569.1 million in the first half of 2015, representing growth of 4.1%.

Gross margin improved from 18.9% in 2Q15 to 20.8% in 2Q16, driven by improvement in the Defense & Security segment, which in the current quarter did not suffer from negative cost base revisions on certain contracts from a weaker Brazilian Real or contract delays. On a year-to-date basis, Embraer’s consolidated gross margin was 20.4%, representing a slight decline from the 20.9% in the first six months of 2015.

LOSS CONTINGENCY RELATED TO FCPA INVESTIGATION

During 2Q16, Embraer recorded a US$ 200 million loss contingency in Other operating income (expense), net related to the investigation into allegations of non-compliance with the U.S. Foreign Corrupt Practices Act (FCPA). Please see the section on SEC/DOJ investigations update on page 11 of this press release for more information.

ADJUSTED EBIT and ADJUSTED ebit Margin

Embraer generated Adjusted EBIT (excluding the impact of the US$ 200 million loss contingency) of US$ 72.6 million in 2Q16, with an Adjusted EBIT margin of 5.3%, which compares to the US$ 102.2 million in EBIT and 6.8% EBIT margin reported in 2Q15. The decline in Adjusted EBIT and Adjusted EBIT margin on a year-over-year basis occurred despite the improvement in gross margin, driven in large part by the decline in revenues in the quarter, which impacted the Company’s absorption of fixed operating costs.  In addition, an increase in other operating expenses, net (excluding the impact of the loss contingency), of US$ 26.6 million, weighed on operating profitability in 2Q16. Total adjusted operating expenses for 2Q16 were US$ 211.2 million, compared to US$ 184.5 million in 2Q15.

3

Administrative expenses totaled US$ 48.2 million in 2Q16, which was mostly in line with the expense reported in 2Q15. Selling expenses declined slightly from US$ 100.2 million in 2Q15 to US$ 99.1 million in 2Q16, and Research expense of US$ 10.3 million in 2Q16 represented a small decline from the US$ 10.8 million in expenses recognized in 2Q15.

Other operating income (expense), net excluding the impact of the aforementioned loss contingency in 2Q16 was an expense of US$ 53.6 million compared to an expense of US$ 27.0 million in 2Q15. The increase in this net expense line was mostly due to expenses of roughly US$ 7 million related to the closure of the Company’s Chinese joint venture company Harbin Aircraft Industry Co., Ltd. (HEAI) and higher provisions for impairment of used aircraft.

net RESULTS

Net income (loss) attributable to Embraer for 2Q16 was US$ (99.4) million, and in the first half of 2016, net income (loss) attributable to Embraer was US$ 4.5 million. Earnings (loss) per basic ADS in the quarter was US$ (0.5448) and for the first six months of 2016 was US$ 0.0247.

Adjusted net income, excluding the deferred income tax and social contribution gains as well as the impact of the loss contingency, was US$ 44.1 million in 2Q16, and in the first half of 2016, adjusted net income was US$ 42.4 million. Adjusted earnings (loss) per basic ADS in 2Q16 was US$ 0.2417 and for the first six months of the year was US$ 0.2324 per ADS.

monetary balance sheet accounts and other measures

The Company ended 2Q16 with a net debt position of US$ 613.3 million compared to net debt of US$ 219.9 million at the end of 1Q16 and net debt of US$ 464.5 million at the end of 2Q15. Free cash flow usage related to normal seasonality of the business resulted in the decrease in the cash position during the quarter.

in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	1Q16	2Q15	2Q16
Cash and cash equivalents	1,959.4	2,346.8	1,223.2
Financial investments	1,483.9	718.1	1,832.8
Total cash position	3,443.3	3,064.9	3,056.0
Loans short-term	502.3	339.9	466.3
Loans long-term	3,160.9	3,189.5	3,203.0
Total loans position	3,663.2	3,529.4	3,669.3
Net cash (Debt)*	(219.9)	(464.5)	(613.3)
* Net cash (Debt) = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1) Derived from unaudited financial information.

Net cash used by operating activities net of adjustments for financial investments was an outflow of US$ 199.9 million in 2Q16 and Free cash flow2 for the quarter was negative US$ 438.9 million. This compares to Net cash generated by operating activities net of adjustments for financial investments of positive US$ 244.8 million and Free cash flow of positive US$ 72.7 million in 2Q15. For the first six months of the year, Free cash flow was negative US$ 655.2 million compared to negative US$ 366.9 million in the first six months of 2015, due to higher working capital combined with higher CAPEX and development spending in 2016.

2 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Net additions to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 13.

4

in millions of U.S.dollars
IFRS	2Q15	3Q15	4Q15	1Q16	2Q16	YTD16
Net cash generated (used) by operating activities (1)	244.8	70.2	871.7	(29.0)	(199.9)	(228.9)
Net additions to property, plant and equipment	(74.4)	(75.7)	(82.5)	(76.1)	(112.3)	(188.4)
Additions to intangible assets	(97.7)	(109.8)	(129.2)	(111.2)	(126.7)	(237.9)
Free cash flow	72.7	(115.3)	660.0	(216.3)	(438.9)	(655.2)
(1) Net of financial investments and unrealized gains (loss): 2Q15 ($ 93.1), 3Q15 $(54.7), 4Q15 (89.9), 1Q16 (131.0), 2Q16 (161.5), YTD16 (292.5)

Net additions to total PP&E were US$ 112.3 million in 2Q16, including values related to spare parts pool programs, aircraft under lease or available for lease, CAPEX and proceeds from disposal of PP&E. Of the total 2Q16 PP&E additions, CAPEX amounted to US$ 61.5 million, additions of aircraft available for lease was US$ 31.7 million and additions of pool program spare parts totaled US$ 19.2 million. A portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms of their respective contracts and are not considered part of the Company’s CAPEX Outlook of US$ 275 million for 2016. This contracted CAPEX totaled US$ 5.8 million in 2Q16, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 2Q16 was US$ 55.7 million.

CAPEX in the first half of 2016 was US$ 98.0 million, contracted CAPEX was US$ 8.9 million, and CAPEX excluding the contracted expenditures was US$ 89.1 million. CAPEX investments are expected to continue to ramp up in the second half of the year, and expenditures excluding contracted CAPEX should be in line with the Company’s US$ 275 million Guidance for the year.

In 2Q16, Embraer invested a total of US$ 126.7 million in product development, and for the first six months of the year, the Company invested a total of US$ 237.9 million in product development, partially offset by US$ 98.9 million in contributions from suppliers over the six-month period. These supplier contributions are related to the development of the E-Jets E2 program in the Commercial Aviation segment. Net development expenditures for the first half of 2016 were US$ 139.0 million, and as Development investments are expected to ramp-up for the remainder of 2016, the Company’s total Development investment net of supplier contributions in 2016 should be in line with its US$ 325 million Outlook for the year.

The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

in millions of U.S.dollars
	2Q15	3Q15	4Q15	1Q16	2Q16	YTD16
CAPEX	35.9	58.4	73.2	36.5	61.5	98.0
Contracted CAPEX (Included in CAPEX)	14.1	9.8	27.8	3.1	5.8	8.9
Additions of aircraft available for or under lease	8.2	4.2	8.0	25.7	31.7	57.4
Additions of Pool programs spare parts	31.7	13.1	15.4	13.9	19.2	33.1
PP&E	75.8	75.7	96.6	76.1	112.4	188.5
Proceeds from sale of PP&E	(1.4)	-	(14.1)	-	(0.1)	(0.1)
Net Additions to PP&E	74.4	75.7	82.5	76.1	112.3	188.4

in millions of U.S.dollars
	2Q15	3Q15	4Q15	1Q16	2Q16	YTD16
Additions to intangible	97.7	109.8	129.2	111.2	126.7	237.9
Contributions from suppliers	(40.4)	(30.4)	(5.4)	(98.9)	-	(98.9)
Development (Net of contributions from suppliers)	57.3	79.4	123.8	12.3	126.7	139.0
Research	10.8	8.6	14.9	6.6	10.3	16.9
R&D	68.1	88.0	138.7	18.9	137.0	155.9

5

The Company’s total debt increased slightly from US$ 3,663.2 million at the end of 1Q16 to US$ 3,669.3 million at the end of 2Q16, as a US$ 36.0 million decrease in short-term loans was offset by a US$ 42.1 million increase in long-term loans. The average loan maturity of debt at the end of 2Q16 was 5.7 years, which is in line with the current business cycle.

The cost of Dollar denominated loans was up slightly from 5.21% at the end of 1Q16 to 5.25% at the end of 2Q16. The cost of Real denominated loans declined from 5.99% at the end of 1Q16 to 5.69% per year at the end of 2Q16. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 2Q16 was 2.10 compared to 3.47 through 1Q16. At the end of 2Q16, 25% of total debt was denominated in Reais.

Embraer’s cash allocation strategy is one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to reduce its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 2Q16, 56% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2016 cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reaisand approximately 20% of total costs are denominated in Reais. Having more Realdenominated costs than revenues generates this cash flow exposure. For 2016, around 45% of the Company’s Realcash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.42. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.34.

operational balance sheet accounts

in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	1Q16	2Q15	2Q16
Trade accounts receivable	793.4	852.9	824.1
Customer and commercial financing	34.7	56.8	41.0
Inventories	2,505.3	2,639.8	2,719.6
Property, plant and equipment	2,071.2	2,026.2	2,081.1
Intangible	1,390.7	1,296.7	1,498.2
Trade accounts payable	989.3	968.4	1,068.2
Advances from customers	962.2	838.7	956.1
Total shareholders' equity	3,945.7	3,904.8	3,818.7
(1) Derived from unaudited financial information.

6

During 2Q16, trade accounts receivable increased US$ 30.7 million, to end the quarter at US$ 824.1 million, mostly due to timing on the payment for two commercial jets delivered at the end of the quarter. The Company’s inventories increased US$ 214.3 million from the end of 1Q16 to finish 2Q16 at US$ 2,719.6 million, due to softer demand for executive jets combined with the seasonality of investment in inventory to support higher deliveries in the second half of the year. The Company’s advances from customers declined slightly in 2Q16, with a reduction of US$ 6.1 million to end the quarter at US$ 956.1 million. The aforementioned increased investments in working capital were partially offset by an increase of US$ 78.9 million in trade accounts payable to end 2Q16 at US$ 1,068.2 million.

Intangibles increased by US$ 107.5 million from the end of 1Q16 to US$ 1,498.2 million at the end of 2Q16, as a consequence of continued investments in product development, related to the Company’s E-2 second generation E-Jet family, which is progressing ahead of schedule at this point in time. Property, plant and equipment increased slightly during the quarter, from US$ 2,071.2 million at the end of 1Q16 to US$ 2,081.1 million at the end of 2Q16.

Total Backlog

During 2Q16, Embraer delivered a total of 26 commercial and 26 executive aircraft. Considering all deliveries and firm orders obtained during the period, the Company’s firm order backlog ended the quarter at US$ 21.9 billion, compared to US$ 21.9 billion at the end of 1Q16 and US$ 22.9 billion at the end of 2Q15. The following chart presents the Company’s backlog evolution, in billions of dollars.

segment Results

The Commercial Aviation segment represented 62.8% of consolidated revenues in 2Q16, up from the 58.3% in 2Q15, despite a year-over-year decline of 2.9% in revenues. The Executive Jets segment accounted for 21.4% of 2Q16 revenues, down from the 26.7% registered in 2Q15 as a result of a revenue decline of 27.5%. Defense & Security segment revenues represented 15.3% of the consolidated total, which is up from the 14.3% of the total in last year’s second quarter. The Other segment’s participation of total revenues also declined in 2Q16 relative to 2Q15, falling from 0.7% to 0.5%.

7

in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(1)
BY SEGMENT	1Q16%		2Q15%		2Q16%		YTD16%
Commercial Aviation	711.1	54.3	882.7	58.3	857.2	62.8	1,568.3	58.6
Defense & Security	189.2	14.5	216.4	14.3	209.5	15.3	398.7	14.9
Executive Jets	401.8	30.7	403.6	26.7	292.7	21.4	694.5	26.0
Others	6.9	0.5	10.5	0.7	7.0	0.5	13.9	0.5
Total	1,309.0	100.0	1,513.2	100.0	1,366.4	100.0	2,675.4	100.0
(1) Derived from unaudited financial information.

Commercial Aviation

During 2Q16, Embraer delivered 26 commercial aircraft, as follows:

DELIVERIES	1Q16	2Q15	2Q16	YTD16
Commercial Aviation	21	27	26	47
EMBRAER 170	-	-	-	-
EMBRAER 175	19	22	21	40
EMBRAER 190	-	3	4	4
EMBRAER 195	2	2	1	3

During the second quarter of 2016, the main highlight was the first flight of the E190-E2, the first model of the second generation of the E-Jets family of commercial jets. The flight occurred on May 23, just three months after the E190-E2 made its public debut at a rollout ceremony at the factory in late February, and before the date originally scheduled.

In April, Embraer and Horizon Air announced the signature of a firm order for 30 E175 jets, with options for another 33 aircraft of the same model. The value of the contract is US$ 2.8 billion, based on current list prices, if all the options are exercised. The deliveries will start in the second quarter of 2017 and the aircraft will fly exclusively for Alaska Airlines.

In May, Embraer announced the debut of the E190 jet in Japan with J-AIR, subsidiary of leading carrier Japan Airlines. The inaugural revenue flight took place between Osaka (Itami Airport) and Kagoshima. The entry of the first E190 in J-AIR’s fleet brought the number of E-Jets operating across Japan to 28.

In the same month, the E-Jets debuted in Portugal with TAP. The first flight, TP488, was from Lisbon to Nice, in France. The airline began to incorporate nine used jets of this model into its fleet in recent months. The aircraft will operate under the TAP Express brand.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries on the world market.

At the end of 2Q16, the order book (backlog) and cumulative deliveries for Commercial Aviation were as follows:

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	193	7	200	190	3
E175	525	296	821	371	154
E190	587	76	663	527	60
E195	166	3	169	150	16
E175-E2	100	100	200	-	100
E190-E2	77	85	162	-	77
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,738	647	2,385	1,238	500

8

Executive JETS

The Executive Jets segment delivered 23 light jets and 3 large jets, totaling 26 aircraft in 2Q16.

DELIVERIES	1Q16	2Q15	2Q16	YTD16
Executive Aviation	23	33	26	49
Light Jets	12	26	23	35
Large Jets	11	7	3	14

On April 19, Embraer celebrated the one thousandth executive jet delivery since its entry into this market. In a ceremony held on the Space Coast, in its Melbourne, Florida facility, Embraer delivered a Legacy 500 to the American fractional jet ownership operator, Flexjet.

In May, Across, Mexico’s premium business aviation service provider, signed a firm order for 23 business jets. The contract comprises the purchase of eight Legacy 500, eight Phenom 300 and seven Phenom 100 jets, with an estimated value of over US$ 260 million at current list price.

Also in May, Germany-based business charter operator Air Hamburg signed a purchase agreement for an additional Legacy 650. The agreement was announced at the 16th European Business Aviation Convention and Exhibition (EBACE) in Geneva, Switzerland. The aircraft delivery is scheduled for the third quarter of 2016.

In June, Embraer Executive Jets delivered the first Phenom 100 to Etihad Flight College, a wholly owned subsidiary of Etihad Airways, the national airline of the United Arab Emirates. The second aircraft will be delivered this year and the remaining will be delivered in the beginning of 2017. At the end of June, Embraer completed the sale of two Legacy 450s to Air Sprint. The order also includes ten options and deliveries will start in 2017.

Also in June, Embraer celebrated the start of operations of the Legacy 450 assembly line in its manufacturing facility in Melbourne, Florida. The facility will have capacity for up to six Legacy 450 and Legacy 500 aircraft per month. The delivery of the first aircraft assembled in the facility is scheduled for December 2016.

Defense & security

The Light Air Support (LAS) program of the United States Air Force concluded the second quarter of 2016 with 19 aircraft delivered to the USAF, leaving one more delivery under this agreement.

In the KC-390 program, the testing campaign is underway as planned. The second prototype made its first flight in April and immediately joined the flight test campaign. Other milestones were achieved by the KC-390 in the second quarter, such as the in-flight openings of the cargo door, the rear ramp and paratrooper door. Also, the initial release testing of cargo and paratroopers began (with the participation of the Brazilian Army and the Brazilian Air Force), as well as tests of extension and retraction of the plane’s refueling hoses. By the end of June the KC-390 program had already exceeded 225 flight hours with the two prototypes. Embraer expects the KC-390 certification by the end of 2017 with deliveries to begin in the first half of 2018.

With respect to the F-39 Gripen NG program of the Brazilian Air Force, there are 64 Embraer engineers in Sweden participating in the technology transfer process, as well as seven engineers sent by Atech. The construction of the building for the Center for Design and Development of the Gripen NG in Gavião Peixoto (SP) was completed. After installation of equipment, it is expected to be operational this year.

In the second quarter, the service and support area signed a material support contract for EMB312 Tucano aircraft of the FAA (Argentine Air Force) and a contract to supply technical publications for the Colombian Air Force (FAC) for the EMB314 Super Tucano, EMB312 Tucano and Bandeirante platforms. The Integrated Logistic Support contract for the Chilean Air Force (FACh) and Indian Air Force (IAF) was also renewed, and the area also established its CAMs structure (Customer Account Managers) in Portugal to meet the needs of customers in Africa, Asia and Europe.

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Atech Negócios em Tecnologias S.A. signed three additive terms: one for five route Control Centers in São Paulo, Rio de Janeiro, Atlantic, Recife and Curitiba; one for the Integrated Air Movement Management System (SIGMA); and the third related to the H-XBR program. Atech also concluded the installation and acceptance testing of the SAGITTARIUS air traffic control system in the approach center of São Paulo and the installation of the new AMHS system hardware. Both systems will be in place to support the Olympic Games in Rio de Janeiro this year.

The Strategic Defense and Communications Geostationary Satellite system (SGDC), whose integration is under responsibility of Visiona Tecnologia Espacial, is currently performing the preparation for the satellite vibration tests, including antenna and solar array installation. In the second quarter, the satellite thermo-vacuum test was successfully concluded. In addition, this also marks the beginning of the Ground Segment acceptance test phase at both stations, in Brasilia and Rio de Janeiro, and the start of the operation training program.

SEC/DOJ INVESTIGATIONS UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. In May 2015, the Company has begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. In 2016, the negotiations with the U.S. authorities for the settlement of the allegations of non-compliance with the FCPA have significantly progressed, to the point that Embraer recognized a US$200 million loss contingency in the quarter ended June 30, 2016, reflecting the likely outcome of this matter. The amount of the contingency is an estimate and has not been finally determined.

In addition to the monetary consequences, a final settlement with the DOJ and the SEC is likely to include: (1) a deferred prosecution agreement (DPA), under which the prosecution of criminal charges against Embraer will be deferred for the term of the DPA, and dismissed upon the expiration of the term of the DPA, and (2) an imposition of an independent monitor to assess the Company's compliance with the terms of any agreement that may be reached with the U.S. authorities. These may not be the only non-monetary consequences contained in any final settlement. The negotiations with the U.S. authorities are ongoing and thus subject to change. There is no assurance that Embraer will ultimately reach a final settlement of these matters with the U.S. government agencies.

Related proceedings and developments in other countries are ongoing and could result in additional fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

The Company will continue to cooperate with the governmental authorities, as circumstances may require.

In light of the internal investigation, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department; the appointment of a Chief Compliance Officer reporting to Embraer’s general counsel, which, for these matters, reports directly to the Risk and Audit Committee of the Board of Directors; the development of a program to monitor engagement of and payments to third parties;

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improvements to compliance policies, procedure and controls; the enhancement of anonymous and other reporting channels; and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

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Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
LTM* (IFRS)	1Q16	2Q15	2Q16
Net Income (Loss) Attributable to Embraer	234.8	148.3	6.1
Noncontrolling interest	10.9	12.6	7.0
Income tax (expense) income	105.3	271.3	68.0
Financial income (expense), net	8.1	40.1	3.8
Foreign exchange gain (loss), net	(21.5)	(26.1)	23.1
Depreciation and amortization	329.2	297.7	333.5
EBITDA LTM	666.8	743.9	441.5
(1) Derived from unaudited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow net of financial investments adjustment, less Net additions to property, plant and equipment, Additions to intangible assets, and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(1)
	1Q16	2Q15	2Q16	YTD16
Net Income (Loss) Attributable to Embraer	103.9	129.3	(99.4)	4.5
Noncontrolling interest	2.1	1.8	(2.1)	-
Income tax (expense) income	(32.1)	21.3	(16.0)	(48.1)
Financial income (expense), net	0.4	(0.6)	(4.9)	(4.5)
Foreign exchange gain (loss), net	11.4	(49.6)	(5.0)	6.4
Depreciation and amortization	81.9	75.4	79.7	161.6
EBITDA	167.6	177.6	(47.7)	119.9
EBITDA Margin	12.8%	11.7%	-3.5%	4.5%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

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in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(1)
	1Q16	2Q15	2Q16	YTD16
Net Income (Loss) Attributable to Embraer	103.9	129.3	(99.4)	4.5
Net change in Deferred income tax & social contribution	(105.6)	(6.8)	(56.5)	(162.1)
After Tax Impact of Loss Contingency	0.0	0.0	200.0	200.0
Adjusted Net Income (loss)	(1.7)	122.5	44.1	42.4
Adjusted Net Margin	-0.1%	8.1%	3.2%	1.6%
(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	1Q16	2Q15	2Q16
Total debt to EBITDA (i)	5.49	4.74	8.31
Net cash to EBITDA (ii)	(0.33)	(0.69)	(1.39)
Total debt to capitalization (iii)	0.48	0.47	0.49
LTM EBITDA to financial expense (gross) (iv)	3.47	5.22	2.10
LTM EBITDA (v)	666.8	743.9	441.5
LTM Interest and commissions on loans (vi)	192.2	142.4	210.1
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

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FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1)		(1)
	Three months ended on		Six months ended on
	30 Jun, 2015	30 Jun, 2016	30 Jun, 2015	30 Jun, 2016
Revenue	1,513.2	1,366.4	2,569.1	2,675.4
Cost of sales and services	(1,226.5)	(1,082.6)	(2,032.1)	(2,130.3)

Gross profit	286.7	283.8	537.0	545.1
Operating Income (Expense)
Administrative	(46.6)	(48.2)	(89.8)	(87.2)
Selling	(100.2)	(99.1)	(186.3)	(200.5)
Research	(10.8)	(10.3)	(18.2)	(16.9)
Other operating income (expense), net	(27.0)	(253.6)	(60.9)	(282.1)
Equity in gain or losses of associates	0.1	-	-	(0.1)

Operating profit (loss) before financial income	102.2	(127.4)	181.8	(41.7)
Financial (expenses) income, net	0.6	4.9	(14.6)	4.5
Foreign exchange gain (loss), net	49.6	5.0	44.3	(6.4)

Profit (loss) before taxes on income	152.4	(117.5)	211.5	(43.6)
Income tax expense	(21.3)	16.0	(139.3)	48.1

Net Income (loss)	131.1	(101.5)	72.2	4.5
Attributable to:
Owners of Embraer	129.3	(99.4)	67.6	4.5
Noncontrolling interest	1.8	(2.1)	4.6	-

Weighted average number of shares (in thousands)
Basic	728.9	729.8	728.9	729.8
Diluted	732.3	731.6	732.3	732.3

Earnings per share
Basic	0.1774	(0.1362)	0.0927	0.0062
Diluted	0.1766	(0.1359)	0.0924	0.0061

Earnings per share - ADS basic (US$)	0.7096	(0.5448)	0.3708	0.0247
Earnings per share - ADS diluted (US$)	0.7064	(0.5435)	0.3696	0.0246
(1) Derived from unaudited financial statements.

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)		(1)
	Three Months Ended		Six Months Ended
	30 Jun, 2015	30 Jun, 2016	30 Jun, 2015	30 Jun, 2016
Operating activities
Net income (loss)	131.1	(101.5)	72.2	4.5
Items not affecting cash and cash equivalents
Depreciation	40.1	43.0	84.7	87.0
Amortization	35.3	36.7	60.3	74.6
Contribution from suppliers	(7.3)	(8.5)	(13.5)	(16.6)
Allowance (reversal) for inventory obsolescence	6.5	(1.0)	10.0	4.5
Inventory and PPE provision for adjustment to realizable value	3.9	60.5	5.0	62.2
Gains (Losses) on disposal of investments	-	2.7	-	4.6
Provision for doubtful accounts	2.6	7.4	5.4	13.6
Deferred income tax and social contribution	(6.8)	(56.5)	103.2	(162.1)
Accrued interest	4.7	(12.0)	4.2	1.7
Interest over marketable security	-	(21.0)	-	(14.0)
Equity in the losses of associates	(0.1)	-	-	0.1
Share-based remuneration	0.6	0.3	1.3	0.7
Foreign exchange gain (loss), net	(46.7)	(6.2)	(39.9)	(2.3)
Residual value guarantee	14.2	8.5	1.5	6.1
Penalty provision	-	200.0	-	200.0
Other	5.1	1.9	17.9	0.7
Changes in assets
Financial investments (2)	83.4	(178.2)	(34.4)	(323.9)
Derivative financial instruments	(14.3)	(14.8)	1.8	(25.3)
Collateralized accounts receivable and accounts receivable	(31.1)	(13.5)	(124.8)	(4.5)
Customer and commercial financing	11.1	(6.3)	11.9	15.2
Inventories	54.2	(214.0)	(239.9)	(413.9)
Other assets	(29.5)	(110.7)	(136.7)	(98.2)
Changes in liabilities
Trade accounts payable	(45.7)	71.9	1.1	20.8
Non-recourse and recourse debt	0.5	2.0	(1.9)	1.3
Other payables	11.4	9.3	(20.6)	13.2
Contribution from suppliers	40.4	-	104.2	98.9
Advances from customers	21.4	(32.4)	26.6	(0.2)
Taxes and payroll charges payable	44.0	35.1	21.1	22.7
Financial guarantee	(15.0)	(53.0)	(14.2)	(60.1)
Other provisions	4.1	(11.7)	19.3	(20.0)
Unearned income	19.8	0.6	15.4	(12.6)
Net cash generated by (used in) operating activities	337.9	(361.4)	(58.8)	(521.3)
Investing activities
Additions to property, plant and equipment	(75.8)	(112.4)	(169.2)	(188.5)
Proceeds from sale of property, plant and equipment	1.4	0.1	37.5	0.1
Additions to intangible assets	(97.7)	(126.7)	(188.6)	(237.9)
Investments in associates	(0.2)	-	(0.2)	(1.3)
Bonds and securities	(0.3)	16.3	0.1	3.0
Loans Conceived	-	2.1	-	(15.9)
Dividend Received	-	0.1	-	0.1
Restricted cash reserved for construction of assets	-	0.1	-	4.3
Net cash generated by (used in) investing activities	(172.6)	(220.4)	(320.4)	(436.1)
Financing activities
Proceeds from borrowings	1,153.0	47.6	1,253.7	136.8
Repayment of borrowings	(46.1)	(132.6)	(105.8)	(188.3)
Dividends and interest on own capital	(14.7)	(8.4)	(44.3)	(15.9)
Treasury shares	0.9	2.6	4.1	1.5
Treasury shares acquisition	-	(15.9)	-	(15.9)
Net cash generated by (used in) financing activities	1,093.1	(106.7)	1,107.7	(81.8)
Increase (Decrease) in cash and cash equivalents	1,258.4	(688.5)	728.5	(1,039.2)
Effects of exchange rate changes on cash and cash equivalents	23.6	(47.7)	(94.7)	96.9
Cash and cash equivalents at the beginning of the period	1,064.8	1,959.4	1,713.0	2,165.5
Cash and cash equivalents at the end of the period	2,346.8	1,223.2	2,346.8	1,223.2
(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 2Q15 (9.7), 1S15 (22.1), 2Q16 (16.7) and 1S16 (31.5)

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EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of March 31,	As of June 30,
	2016	2016
Current assets
Cash and cash equivalents	1,959.4	1,223.2
Financial investments	728.0	1,072.2
Trade accounts receivable, net	791.8	823.8
Derivative financial instruments	15.1	28.9
Customer and commercial financing	8.4	9.6
Collateralized accounts receivable	104.6	123.4
Inventories	2,505.3	2,719.6
Income tax and Social Contribution	93.5	182.8
Other assets	343.0	387.7
	6,549.1	6,571.2
Non-current assets
Financial investments	755.9	760.6
Trade accounts receivable	1.6	0.3
Derivative financial instruments	1.9	1.6
Customer and commercial financing	26.3	31.4
Collateralized accounts receivable	285.6	247.5
Guarantee deposits	578.0	584.0
Deferred income tax	2.3	4.5
Other assets	136.2	153.6
	1,787.8	1,783.5

Investments	2.7	2.9
Property, plant and equipment, net	2,071.2	2,081.1
Intangible assets	1,390.7	1,498.2
	5,252.4	5,365.7

TOTAL ASSETS	11,801.5	11,936.9
(1) Derived from unaudited financial information.

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EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of March 31,	As of June 30,
	2016	2016
Current liabilities
Trade accounts payable	989.3	1,068.2
Loans and financing	502.3	466.3
Non-recourse and recourse debt	13.4	17.3
Other payables	314.3	355.0
Advances from customers	792.6	779.0
Derivative financial instruments	4.5	3.1
Taxes and payroll charges payable	47.0	42.0
Income tax and social contribution	128.5	173.3
Financial guarantee and residual value	165.3	78.1
Provisions	94.9	298.8
Dividends payable	10.7	9.7
Unearned income	312.7	310.1
	3,375.5	3,600.9
Non-current liabilities
Loans and financing	3,160.9	3,203.0
Non-recourse and recourse debt	370.7	368.8
Other payables	32.3	13.5
Advances from customers	169.6	177.1
Taxes and payroll charges payable	91.2	103.8
Deferred income tax and social contribution	308.0	252.7
Financial guarantee and residual value	118.3	161.0
Provisions	117.6	122.4
Unearned income	111.7	114.9
	4,480.3	4,517.2

TOTAL LIABILITIES	7,855.8	8,118.1

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(35.4)	(48.3)
Revenue reserves	2,450.4	2,450.4
Share-based remuneration	35.8	36.1
Retained earnings (losses)	90.8	(18.1)
Accumulated Other Comprehensive Loss	(130.4)	(133.1)
	3,849.2	3,725.0
Non-controlling interest	96.5	93.8
Total company's shareholders' equity	3,945.7	3,818.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,801.5	11,936.9
(1) Derived from unaudited financial information.

Investor Relations

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

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http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q16 Results on Friday, July 29, 2016 at 10:30AM (SP) / 9:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 38288857

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer